January 5, 2006

Mr. Russell Mancuso

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Somerset International Group, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

File No. 333-128262

Filed on November 1, 2005

Dear Mr. Mancuso:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”). We are in receipt of your letter dated November 16, 2005 regarding the above referenced filing and the following are our responses:

Cover Page

1.

We note your response to our prior comment 1 from our letter dated October 6, 2005. Please reconcile the amount of shares to be registered with the amount of shares listed in the selling shareholder table.

	Answer:	The SB-2 has been revised to reconcile the amount of shares to be registered with the amount of shares listed in the selling shareholder table.

About our Company. page 1

2.	Clarify who was the issuer of each of the securities mentioned in the second paragraph.
	Answer:	The SB-2 was revised to disclose that the issuer of each of the securities mentioned in the second paragraph was Somerset.
3.

If true, please disclose (l) that John X. Adiletta, who is your CEO, and Paul Patrizio, your former CFO, were the controlling shareholders of Somerset-NJ and that they received the 4,063,884 shares of your common stock and (2) that these individuals provided the services you describe in the third paragraph. Also clarify how individuals received shares in the JRS/Somerset- NJ transaction like those mentioned in footnote 2 on page 10.

Answer:

The SB-2 has been revised to disclose that John X. Adiletta, who is Company’s current CEO, and Paul Patrizio, the Company’s former CFO, were the controlling shareholders of Somerset-NJ and that they received the each received 1.8 million shares of the Company’s common stock and that these individuals provided the services described in the third paragraph. The remaining 463,883 shares were issued to two additional Somerset-NJ shareholders, which are being registered in this registration statement.

4.	Please balance your disclosure of Secure Systems revenues in the seventh paragraph with equally prominent disclosure of its losses.
	Answer:	The SB-2 has been revised to balance the disclosure of Secure Systems revenues in the seventh paragraph with equally prominent disclosure of its losses.
5.	Please tell us where your summary includes the disclosure requested in the first sentence of previous comment 4.
Answer:

Please note that the statement that the Company will not devote a substantial amount of time verifying information has been removed, as the Company will make spend a substantial amount of time verifying information.

6.

We note your disclosure in response to comment 3. If you acquired Secure Systems in a merger as disclosed on page 1, please clarify why you would generate consulting revenues from a company that you own.

Answer:

This section has been revised to clarify that the Company's business plan is to acquire cash flow positive companies and provide management consulting services to these acquired entities. We have already provided management consulting services to Secure Systems and received payment for same. We will continue to do so in the future and will provide these services to any other companies that we acquire.

7.	Please reconcile the definition of a blank check company that you disclose on page 2 with the definition in Rule 419.
	Answer:	The definition of a blank check company has been reconciled on page 2 with the definition in Rule 419.

Risk Factors. page 3

8.	Please tell us where you provided the disclosure requested by previous comment 5.

Answer:	The SB-2 has been revised to add a risk factor to explain to investors the risks specific to the business and industry of the Company’s recent and pending acquisitions.

Market for Common Equity. page 6

9.	Please update your disclosure in this section and throughout your document.
Answer:	The SB-2 has been revised to update the disclosure in this section and throughout the document.

Selling Shareholders. page 7

10.	Please clarify which shares mentioned in the footnotes are being registered for resale.
Answer:	The SB-2 has been amended to clarify which shares mentioned in the footnotes are being registered for resale.

11.

We note your additional disclosure in response to our comment 10. In your footnote 24, you state you are registering shares that will be owed as a dividend. Please explain how you are able to register the shares you describe as being issued as dividends when your Certificate of Designations appears to permit only cash dividends.

	Answer:	Please note that the Certificate of Designation has been amended to permit stock dividends. Such amendment has been included in the SB-2 as an exhibit.
12.	Please explain how you calculated the dividend share amounts disclosed in footnote 24 and how the first redemption date describe on page 17 affects those calculations.

Answer:

Footnote 24 has been revised to reflect the date of the merger agreement and is now consistent with the calculations in that footnote as the dividends are calculated at 8% of the original issue Preferred Stock and is not compounded. The 180,000 shares that we are registering to cover the period from January 6, 2005 through July 7, 2007 will be decreased any cash redemption or any conversion to common stock by the holder and cancelled.

13.

We note your additional disclosure in response to our comment 11. Please provide sufficient detail so investors can understand the nature and amount of “services rendered.” For example, in footnote 3, please disclose the duration of the legal services. In footnotes 16 and 22, disclose the nature and duration of the “consulting services.”

	Answer:	Footnote 24 has been revised to provide sufficient detail so investors can understand the nature and amount of “services rendered.”
14.	We note your disclosure in footnote (1). Please revise your calculation to disclose percentages consistent with instruction 3 to Regulation S-B Item 403.
	Answer:	The SB-2 has been revised to disclose percentages consistent with instruction 3 to Regulation S-B Item 403.
15.

Please clarify why the shares underlying the note mentioned in footnote 4 are not included in the “Shares of common stock owned prior to the offering” column. Likewise, it is unclear why the shares underlying securities owned by the other shareholders are not included in that column.

	Answer:	The SB-2 has been revised to include the applicable shares underlying securities in the column entitled “Shares of common stock owned prior to the offering.”
16.	Please disclose the repayment and interest terms notes mentioned in the footnotes.
Answer:	The SB-2 has been revised to disclose the repayment and interest terms notes mentioned in the footnotes.
17.	Please disclose the terms of the warrants mentioned in footnotes 9, 19 and 20.
Answer:	The SB-2 ha s been revised to disclose the terms of the warrants mentioned in footnotes 9, 19 and 20.

18.

Please ensure that the number of shares reflected in to footnotes is reconcilable to the number of shares included in the table for the respective selling shareholders. For example, we note the information in footnotes 19 and 21.

	Answer:	The footnotes have been revised to reconcile the number of shares included in the table for the respective selling shareholders.
19.	Please identify the individuals who beneficially own the shares held in the name of “Zbranak, Fredk, and Marcelene.”
	Answer:	Please note that these shares are held by Fred and Marlene Zbranak. The SB-2 has been revised to correct the spelling of these names.

Plan of Distribution. page 12

20.	We note your response to comment 68. lf the securities can be sold only in selected states, please fully disclose the limitation on the permissible distribution.
Answer:

The SB2 has not been revised since these securities can be sold in all states. The only blue sky fees that have been paid are those fees to the State of New Jersey which requires that any company which operates in the State file the registration statement to register the shares in New Jersey. This filing is not required in other states and there will be no limitation on the permissible distribution.

Directors, Executive Officers, Promoters and Control Persons, page 14

21.	We note your addition of Mr. Sandrow, Mr. Morrison, and Mr. Ullery. Please explain more specifically each executive’s business experience during the last five years.
	Answer:	Each executive’s business experience for the at least the past five years has been reflected in their description.
22.	Please reconcile the list of individuals disclosed in this section with the individuals named in your Form 8-K filed May 10, 2005.
Answer:

In our Form 8-K filed May 10, 2005, Messrs. Morrison and Ullery were included. Mr. Lawson and Mr. Roman were subject to Employment Agreements that included them in their respective positions until September 30, 2005 and July 31, 2005, and then they became consultants to the Secure for the next 21 months. They were therefore included in the May 10, 2005 Form 8-K.

Security Ownership, page 15

23.	Please provide the table required by Regulation S-B Item 403(b) for each class of your equity securities.
	Answer:	The SB-2 has been amended to include the table required by Regulation S-B Item 403(b) for each class of your equity securities.

Preferred stock, page 16

24.	Please file each of the agreements mentioned in the disclosure added in this section.

Answer:	These agreements have been added as exhibits to the SB-2.
25.	Please explain the terms of the Secure Systems profit participation certificates.

Answer:

In the event that Secure or an affiliate enters into a contract with either Duquesne University or The University of Illinois (a "Contract") and, pursuant to that Contract, installs products, partially or completely, prior to June 30, 2006, then the Holders of the Certificates shall be entitled to be paid an amount equal to the Profit Participation. The "Profit Participation" shall equal thirty (30%) of Gross Profit received by the Company (or affiliate) from said sales. "Gross Profit" shall mean revenue less direct costs associated with the revenue (including commissions or fees payable on account of the revenue), and shall be computed on a cash basis consistent with accounting practices utilized by the Company prior to June 30, 2004. Gross Profit shall include any revenue billed prior to June 30, 2006 and collected prior to August 31, 2006. As of January 6, 2006, there are no contracts being negotiated nor have any proposals been submitted.

Description of Business. page 20

26.	Please reconcile the date in your disclosure in response to comment 24 with the date on page 14.
Answer:	These dates have been reconciled and the disclosures changed.
27.

We note your response to comment 29. If class A common stock is authorized, please disclose the terms of that class in the appropriate section of your document. If the class is no longer authorized, please clarify when shareholders amended the certificate of incorporation.

Answer:

The Description of Securities section of the SB-2 has been revised to disclose the terms of the Class A Common Stock since the Class A Common Stock is still authorized although there are currently no shares of Class A Common Stock outstanding.

28.

We note your revision in response to comment 30 that the split occurred in February 2004. Please reconcile this disclosure with the information in your March 2004 information statement filed with the Commission.

	Answer:	The SB-2 and financials have been revised to disclose that the reverse split was effectuated in April 2004.
29.	It is unclear how you have addressed the first three sentences and first four bullet points of previous comment 30. Therefore, we reissue the comment.
Answer:	This section has been revised to address the following
	A.	Tell us the dates of your most recent shareholder meetings:

Due to financial constraints the Company has not held annual shareholder meetings in the past few years. The Company intends to hold such meetings upon receipt of adequate financial resources to do so.

B.	Demonstrate compliance with the proxy rules for those meetings.

As set forth above, there were no meetings so there were no proxy rules to comply with.

C.	Disclose appropriate risk factors if you do not hold shareholder meetings.

Appropriate risk factors have been added regarding the fact that the Company has not held shareholder meetings.

D.	Explain the effect of your meeting schedule on your disclosure under “Term of Office” on page 11

This section has been revised to disclosed that Since the Company has not held an annual shareholder meeting in the past few years and has not scheduled its next shareholder meeting, until such time as the Company holds our next meeting, the directors can only be removed from office in accordance with the Company’s bylaws.

Acquisition of Secure Systems, page 21

30.	Please provide independent, objective support for the statements you make on page 22, including the statements about the University of Bridgeport’s safety improvements.

Answer:

The “Jeanne Clery Campus Safety Award” was established in 1994 by Howard & Connie Clery to honor schools and individuals that have done extraordinary things to make college and university students safer. This award was given to the University of Bridgeport in 2003. April Vournelis, Director of Campus Security, provides every student and employee with a personal alarm device that, when activated, calls the campus security department indicating their exact location. As a result campus security officers’ response time is usually under two minutes. Crime has decreased dramatically since the system was installed according to Vournelis. http://www.securityoncampus.org/aboutsoc/cleryaward/index.html

31.	Disclose the statement in your response to comment 26 that the installation was seven years ago.
	Answer:	The SB-2 has been amended to disclose that the installation was seven years ago.

Customers and Market page 23

32.

We note your response to our prior comment 37 about your contract with the State of New York and also note that you have removed the disclosure discussing this contract. Required information must be disclosed regardless of its confidentiality. Please tell us why this information is not required and why the contract need not be filed as an exhibit.

	Answer:	The disclosure has been expanded to include the reference to the contract as well as the initial terms. The contract has also been included as an exhibit.
33.	We note your response to our prior comment 38. Please expand your disclosure to indicate the geographic location and more specific dates for the healthcare facilities you describe.
	Answer:	The disclosure has been expanded to include the geographic location. The installations have been completed over time since 1994.
34.	Please demonstrate that your summary disclosure on page 1 focusing on campus use objectively represents your customer base, when it appears you only installed your product at one campus.
Answer:

SSI’s primary addressable markets are 6,900 accredited post secondary institutions and 5,700 hospitals. SSI currently has one campus customer and two healthcare customers. SSI was founded to improve the security of students.

Materials. page 24

35.

We note your response to our prior comment 39 about your manufacturing capabilities. Explain whether you manufacture your entire finished product, or whether you outsource part of such manufacturing. Explain what it means to have the manufacturing capabilities you describe.

Answer:

The disclosure indicates the primary materials used in the manufacture of SSI’s personal security products are printed circuit boards and electronic components. These items are obtained directly from manufacturers or distributors. Once SSI has the primary materials, it requires soldering, assembly, and testing to produce the finished product(s). It is those manufacturing capabilities that we have.

Recent Developments. page 25

36.	We note your response to comment 43. Please disclose the progress since the date of the letter of intent and disclose the expiration date of the letter.
Answer:

Both parties are currently negotiating the terms of the Definitive Agreement and ancillary agreements related to the transaction. The Letter of Intent expires February 28, 2006 and the appropriate disclosure had been made.

37.

Given the confidentiality agreement mentioned in the last sentence, please tell us how you will provide investors all required information in the prospectus. In this regard, we reissue the last bullet point of comment 43; for example, you have not disclosed information about the target’s competition, management, intellectual property, net income and operating trends.

	Answer:	At the time any prospectus is issued, a Definitive Agreement will have been executed by both parties and all of the required information will be disclosed.

Liquidity. page 27

38.

We note your response to our prior comment 25 and additional disclosure about your bridge notes. Please explain how you are not in default under these notes and how you intend to repay these notes. Please update the description with any recent developments.

	Answer:	The SB-2 has been revised to disclose that the Company has received an extension from each of the bridge note holders.
39.	We note your response to comment 48. Please clarify how you could solicit the vote of the majority of your shareholders without complying with the proxy rules.
	Answer:	This section has not been revised since it already sets forth the that the Company would be required to comply with the proxy rules to solicit a vote of the majority of its shareholders.

Certain Relationships and Related Transactions. page 29

40.	We reissue comment 49. Please disclose the amount of consideration involved in the transactions.
Answer:	The amount of consideration involved in the transactions has been disclosed.
41.

We note your response to our prior comment 50. Please explain why Mr. Patrizio agreed to return 1,289,848 shares of common stock and whether you gave any consideration for such return. Explain how that amount was calculated. Please file any agreements relating to Mr. Patrizio’s employment, including any resignation agreements.

Answer:

The number of shares that were returned were part of a negotiated resignation and there was no consideration given for such return other than his resignation. Agreements relating to Mr. Patrizio’s employment have been filed as exhibits to this registration statement.

42.	Please explain the period of time covered by the accrual of $100,000 of salaries for Mr. Patrizio and Mr. Adiletta.
	Answer:	The accrual of $100,000 of salaries for Mr. Patrizio and Mr. Adiletta was for 4.8 months during 2004.
43.	Please clarify how the transactions mentioned in the third, sixth and seventh paragraphs are related-party transactions that must be disclosed in this section.
Answer:	The SB-2 has been revised to remove the above-mentioned paragraphs.

44.	Please explain why the transaction described at the top of page F -7 is not disclosed in this section.
	Answer:	The SB-2 has been revised to include the transaction described at the top of page F-7.

Executive Compensation, page 30

45.	Please do not alter the format of the table required by Regulation S-B Item 402(b).
Answer:	The Executive Compensation table has been revised to comply with Regulation S-B Item 402(b).

Unaudited Interim Financial Statements as of June 30. 2005

Note 2. Revenue Recognition. page F-6

46.

We note your response to prior comment 56. Your response does not appear to address the accounting for arrangements in which the equipment has been delivered but the subscription and maintenance services are delivered over time. Please respond to the following:

	•	You state that you recognize equipment revenue upon delivery to the customer. Tell us whether you believe your equipment has standalone value, as defined in paragraph 9(a) of EITF 00-21.
Answer:

We believe that our equipment has standalone value as the delivered item(s) have value to the customer on a standalone basis. The item(s) have value on a standalone basis as the customer could resell the delivered item(s).

•

For arrangements that include multiple elements, revise this note to disclose how you allocate the total contract consideration between each of the elements of the contract. Refer to paragraphs 12-16 of EITF 00-21.

	Answer:	We enter into contractual arrangements that includes pricing for delivery of equipment, installation of equipment, and maintenance services.
	•	Tell us and revise this note to discuss how you determine the relative fair values of the undelivered elements.
Answer:		We do not have any undelivered elements except maintenance revenues which are recognized over the contractual term.

Note 7. Related Party Transactions. page F -6

47.

We note your response to prior comment 58. It appears that you reversed previously recorded compensation cost upon the voluntary return of shares by your former officer. Please note that paragraph 15 of APB 25 provides for the reversal of previously recorded compensation cost in situations where stock awards are not exercised because the employee fails to fulfill an obligation. The FASB Staff has indicated that the reversal of previously measured compensation would be appropriate only if the forfeiture or cancellation of an award results from the employee’s termination or nonperformance. While the award to your former officer was returned at the time of his resignation, it does not appear that the award was automatically cancelled or forfeited upon his resignation. Rather, it appears the return of the award was voluntary. Please respond to the following:

	•	Please tell us why you believe it is appropriate to record other income for the returned shares. Tell us the specific accounting literature upon which you relied in making your determination.
Answer:		Due to the reasons and answers to the following two questions, we believe that we have met the criteria for APB 25, Paragraph 15, due to the fact that the shares were returned on a voluntary basis.
	•	Please clarify for us whether there were any restrictions placed on the shares at the time of the original issuance.
Answer:		There were no restrictions placed on the shares at the time of the original issuance.
	•	Please tell us why the former officer returned the shares.

Answer:

The number of shares that were returned was part of a negotiated resignation and there was no consideration given for such return. The former officer felt that he could not continue to perform in his assigned role and had not met expectations for performance during the previous six months.

Based on the disclosures provided and the response to our prior comment, it appears that the return of the shares by your former officer should be treated as a capital transaction rather than a reversal of previously recorded compensation cost. Please advise.

Answer:	We believe, based on the above, that the accounting treatment was appropriate.
48.

In this regard, please tell us why you recorded the original charge as other expense and not as an administrative and general expense. Please cite the accounting literature on which you based your conclusion.

Answer:	The original charge was treated as an administrative and general expense in the 10QSB for September 30, 2004.

Note 8. Going Concern. page F-7

49.

We note your response to prior comment 47. You state that your plan to establish a source of revenues sufficient to cover your operating costs is predicated upon the acquisition of additional companies to whom you will provide consulting and management services for fees sufficient to cover your operating expenses. Please revise this note and MD&A to address the following:

•

It appears that in order for this to alleviate the going concern, you are dependent on being able to acquire cash flow positive companies. Please revise to discuss whether you intend to only acquire cash flow positive companies.

Answer:	This note and MD&A have been revised to reflect the Company’s intention to acquire cash flow positive companies.
•	Please revise to address how you plan to pay for any future acquisitions. As appropriate, add disclosures to address the impact any financings will have on your future cash flows.
Answer:	This note and MD&A have been revised to address how the Company plans to pay for any future acquisitions
•

Please also revise to clarify how the assessment of management fees will alleviate the going concern. It appears that the management fees will act as a mechanism to flow cash generated by subsidiaries up to the parent company.

Answer:	This note and MD&A have been revised to address how management fees will alleviate the going concern.

Note 10. Promissory Notes Payable. page F-7

50.

We note that the holders of $724,000 of your outstanding notes received 724,000 shares of your common stock and that you agreed to register these shares within 180 days from the closing of the acquisition of Secure Systems, Inc. Tell us whether the holders of these shares are entitled to any additional cash or share based payments should you not complete the registration by the specified date. Revise this note to disclose any penalties associated with the registration rights.

Answer:

The holders of these shares are not entitled to any additional cash or share based payments as the Company were required to file the registration by September 12, 2005, which the Company did. There are no revisions to this note as there are no penalties associated with the registration rights.

Note 11. Acquisition Agreement page F-8

51.

We note your response to prior comment 8. There continue to be inconsistencies throughout the filing with respect to the date of this acquisition. Please revise your disclosures throughout the filing to clarify whether the agreement and plan of merger was entered into on June 15, 2004 or July 7, 2004. In addition, please revise the disclosure on page 20 to clarify that the acquisition did not occur until March 11, 2005.

Answer:

The disclosures have been revised to reflect that the agreement and plan of merger was entered into on July 7, 2004. The disclosure on page 20 has been revised to clarify that the acquisition did not occur until March 11, 2005.

52.

We note your response to prior comment 62. We do not believe the current presentation as of September 30, 2005 is appropriate in light of the fact that the acquisition was completed March 11, 2005. Please revise your filing to provide a preliminary purchase price allocation in accordance with paragraphs 36-46 of SF AS 141. The preliminary purchase price allocation should include a preliminary allocation of amounts to each of the identifiable intangible assets meeting the criteria of paragraph 39 of SF AS 141. We believe it would be appropriate to base the preliminary allocations at least in part on the factors and information used to determine the purchase price of the acquired entity, as outlined in paragraph 50 of SF AS 141. Please also revise to provide the disclosures required by paragraph 51 (h) of SF AS 141.

Answer:

The preliminary purchase price allocation is currently as follows and is subject to future change: Customer List - $ 867,755 for eighty-four months, Proprietary Software - $ 150,000 for thirty-six months, Non-compete Agreements - $ 192,600 for 52 months, Goodwill - $ 2,200,300.

53.	We note your response to our comment 64. Please revise this footnote to clearly indicate that the redemption price of the preferred stock is $1 per share.
	Answer:	This footnote has been revised to clearly indicate that the redemption price of the preferred stock is $1 per share.

Recent Sales, page II-2

54.

Please reconcile your statements about the insubstantial number of persons involved in the March 11, 2005 transaction with the number of individuals identified in the selling stockholders’ table. Clarify how the cited exemption was available for this transaction.

	Answer:	The March 11, 2005 transaction only had seven investors which the Company believes is an insubstantial number of persons to qualify for exemption under Rule 4(2) of the Securities Act.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin

GREGG E. JACLIN